77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock
Equity Dividend Trust held on January 26, 2012 the results were as follows:

To approve an Agreement and Plan of Reorganization between the Fund and BlackRock Enhanced Equity Dividend
Trust, the termination of the Fund's registration under the Investment Company Act of 1940, as amended and the dissolution of the Fund under Delaware law.

With respect to the Proposal, the shares of the Fund were voted as follows:

For                Against                    Abstain
25,594,644.469    1,625,307.670           1,749,289.000